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                                                                    Exhibit 99.1
LOGO


Aquila Merchant Services, Inc.

1100 Walnut Street, Suite 3300
Kansas City, MO 64106
816-527-1000

Securities and Exchange Commission
Washington, DC 20549

RE: Annual Report on Form 10-K for the Year Ended December 31, 2001

Dear Sir or Madam:

Andersen has represented to us that the audit of Aquila Merchant Services, Inc. (formerly Aquila, Inc.) for the year ended December 31, 2001, was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on audits, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Sincerely,

/s/ Dan Streek

Dan Streek
Chief Financial Officer